EXHIBIT 4.20

ENGLISH LANGUAGE SUMMARY OF THE MATERIAL PROVISIONS OF THE LONG TERM EVOLUTION (LTE) TECHNOLOGY LICENSE, DATED MARCH 9, 2012, GRANTED TO TMN—TELECOMUNICAÇÕES MÓVEIS NACIONAIS, S.A. BY THE PORTUGUESE GOVERNMENT

Background:  In 2011, the Autoridade Nacional de Telecomunicações — ANACOM (the Portuguese Telecommunications Authority, or “ANACOM”) launched an auction for the allocation of rights to use frequencies in the 450, 800, 900, 1800 MHz and 2.1 and 2.6 GHz bands (the “Frequencies”) in Portugal. Following that auction, on March 9, 2012, ANACOM granted the Long Term Evolution (LTE) Technology License (“License”) to Telecomunicações Móveis Nacionais, S.A. (“TMN”), providing for the delivery of electronic communications services based, among others, on LTE technology.  Set forth below is a summary of the License.

General Terms

•                  Subsequent Changes: TMN’s rights under the License are subject to subsequent changes imposed by ANACOM from time to time under its authority to ensure competitive conditions among service providers in Portugal.

•                  Substitution: The License unifies and replaces the previous GSM (Global System for Mobile Communications) and UMTS (Universal Mobile Telecommunications System) licenses issued on July 8, 2010 to TMN by ANACOM.

•                  Fees: In consideration for the right to use the Frequencies, TMN must pay the Portuguese Government fees relating to telecommunication services and radioeletric spectrums pursuant to Article 105 of the Portuguese Electronic Communications Law (Lei de Comunicações Eletrónicas, “LCE”) and the applicable Portuguese law.

•                  Technical Conditions: TMN’s right to use the Frequencies are subject to the conditions set forth in Article 27 of the LCE, including, among others, the obligation to: (i) conserve public networks used by TMN under the License; (ii) provide minimum safety standards against non-authorized access to private data; (iii) ensure minimum safeguards for personal data and privacy rights; and (iv) adopt protective measures for customers and the general public.

•                  Competitive Conditions and the Use of Frequency in the 800 MHz Band: TMN is required to provide other service providers with non-discriminatory access to and use of the frequency in the 800 MHz band. For this purpose, TMN is required to negotiate in good faith license agreements that allow requesting parties to access and use the frequency in the 800 MHz band. This obligation remains in force for 10 years.

•                  Communications: TMN is required to communicate to ANACOM all requests made to TMN in respect of its obligation to assure non-discriminatory access to the frequency in TMN’s 800 MHz band network.  In addition, TMN must report periodically to ANACOM, among other things: (i) the facilities and services implemented pursuant to the License; (ii) information related to the performance of the network; and (iii) TMN’s coverage achieved by the use of the Frequencies.

•                  Breach: A breach of the covenant to assure non-discriminatory access to TMN’s 800 MHz band network would automatically terminate the agreement entered into pursuant to the License unless ANACOM and TMN otherwise agree. In addition, ANACOM may impose fines on TMN for any breach of the conditions set forth in the License pursuant to the applicable Portuguese Law.

•                  Governing Law: The License is governed by the LCE, the applicable Portuguese legislation, and the terms and conditions that governed the auction that preceded the issuance of the License to TMN by ANACOM.

Conditions Associated With the Right to Use the Frequencies Prior to the Auction

•                  Effectiveness and Efficiency: TMN is required to make efficient and effective use of the Frequencies pursuant to the terms and conditions of applicable Portuguese legislation.

•                  Minimum Coverage: TMN is required to ensure minimum coverage with respect to data and voice services pursuant to the technical requirements set forth by ANACOM, including those set forth in the License.

•                  Standards: TMN’s right to use the Frequencies are subject to the conditions set forth in Article 32 of the LCE, including, among others, the obligation to assure minimum standards of service and network availability. In addition, TMN is required to make special offers available to underprivileged groups and establish prices and policies in accordance with the principles set forth in the auction.

•                  International Agreements: TMN is required to comply with the terms of international agreements signed by the Portuguese Government relating to the use of the Frequencies.

•                  Term: The License is valid for 15 years, except with respect to the use of the frequency in: (i) the 2.1 GHz band, which expires on January 11, 2016; and (ii) the 900 MHz and 1.8 GHz bands, which expires on March 16, 2022. The License to use the Frequencies may be renewed pursuant to the terms and conditions set forth by the LCE.

Conditions Associated With the Right of Use of the Frequencies in the 800 MHz, 1.8 GHz and 2.6 GHz Bands after the Auction

•                  Network, Technological and Service Neutrality TMN’s right to use the frequencies in the 800 MHz, 1.8 GHz and 2.6 GHz bands must serve the purpose of providing electronic ground telecommunication to the general public.

•                  Effectiveness and Efficiency: TMN is required to make efficient and effective use of the Frequencies pursuant to the terms and conditions of the applicable Portuguese legislation.

•                  Minimum Coverage: TMN must assure minimum coverage with respect to the data and voice services pursuant to the technical requirements set forth by ANACOM, which are set forth in the License.

•                  Standards: TMN’s rights to use the Frequencies in the 800 MHz, 1.8 GHz and 2.6 GHz bands are subject to the conditions set forth in Article 32 of the LCE, which include, among others: (i) the obligation to assure minimum standards for service and network availability; and (ii) technical requirements set forth in the License.

•                  Assignment and Transferability: TMN may only assign or transfer the rights issued by ANACOM under the License after two years from the beginning of TMN’s commercial use of the Frequencies.

•                  International Agreements: TMN is required to comply with the terms of international agreements signed by the Portuguese Government relating to the use of the Frequencies.

Portugal Telecom will provide a copy of the Portuguese language agreement to the
Staff of the Securities and Exchange Commission upon request.